                                 CONSULTING AGREEMENT

This Agreement, by and between William A. Wilson, Consultant, and Nurescell, Inc., a Nevada Corporation, Client, will delineate the terms agreed upon between Consultant and Client whereby Consultant will perform certain duties for and on behalf of Client over the term of the agreement as required by Client and to the satisfaction of the Client.

WHEREAS, William A. Wilson is presently associated with Nurescell, Inc. as a member of its Board of Directors, and

WHEREAS, Nurescell, Inc. has expressed a desire and a need to have more of the time of Mr. Wilson than would normally be expected of a member of the Board of Directors, Nurescell, Inc. has determined that it would be in its best interests to have Mr. Wilson spend whatever portion of his time as is needed to consult with Nurescell, Inc. on a range of matters concerning the present and the future of Nurescell, Inc.

THEREFORE, BE IT AGREED
That William Wilson, hereafter known as Consultant, together with any person with whom he may associate himself for the purpose of fulfilling the requirements of this agreement, agrees to devote that percentage of his full time as may be required for this purpose. It is anticipated that at the start, since Nurescell, Inc., hereinafter known as Client, is presently in the start-up phase that the percent of the Consultant's time will be between 25% to 30%.

It is also agreed that if and when a larger or lesser percent of Consultant's time is required that an appropriate adjustment of the proposed consulting fee will be made. It is further agreed that certain adjustments to the monthly consulting fee may be made as agreed upon between Consultant and Client from time to time based on inflation or other appropriate factors.

It is agreed that, given the availability of electronic communications facilities, Consultant will make the choice of working from his own office or working in the offices of the client, in laboratories or other locations appropriate to the work being performed by Consultant for the Client.

It is further agreed that the starting fee will be $2,000.00 per month plus any out of pocket expenses such as travel or other expenses related to the carrying out of this agreement as approved by Client in advance. It is also agreed that the initial retainer fee will be $7,000.00 which will be due on the date of the signing of this agreement by both parties hereto.


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                                     EXHIBIT 6.5

Concerning the life of this agreement, it is agreed that this agreement will continue in effect until terminated by either party hereto giving thirty days advance notice of termination to the other party in writing or by, mutual consent of both parties hereto, with both parties agreeing in writing to the terms of the termination.

The effective date of this agreement will be June 10, 1998.

AGREED                             AGREED
William A. Wilson                  Nurescell, Inc.


/s/ William A. Wilson              /s/ Adrian Joseph
---------------------              ----------------------------
William A. Wilson                  By Adrian Joseph , President










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